SEC FILE NUMBER
001-35944
CUSIP NUMBER
73933G202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

POWER SOLUTIONS INTERNATIONAL, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

201 Mittel Drive

Address of Principal Executive Office (Street and Number)

Wood Dale, Illinois 60191

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Power Solutions International, Inc. (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) within the prescribed time period for such filing without unreasonable effort or expense. As most recently identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, the Company identified material weaknesses in its internal control over financial reporting related to (i) insufficient information technology skillset and competency, (ii) Information Technology general controls and (iii) warranty accrual reporting. To address these material weaknesses, the Company implemented certain remedial procedures during the fiscal year ended December 31, 2022. Management is unable to timely file its 2022 Annual Report on Form 10-K because it has not yet completed its assessment on the operating effectiveness of its internal controls, specifically related to the remediation of insufficient information technology skillset and competency, and Information Technology general controls.

The Company expects to file the 2022 Form 10-K within the extension period of 15 calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Xun Li	630	350-9400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operation it expects to report for the period ending December 31, 2022, will reflect significant changes from the Company’s results of operations for the period ended December 31, 2021.

The Company expects that the results of operations to be included in the 2022 Form 10-K will reflect the changes in results of operations from the prior year consistent with the comparative results of operations disclosed in the Company’s press release announcing preliminary unaudited financial results for the fiscal year ended December 31, 2022, included in its Current Report on Form 8-K furnished with the Securities Exchange Commission on March 31, 2023.

Forward-looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “expects,” “intends” or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of management and reflect our current expectations regarding the filing of the 2022 Form 10-K. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized. Such risks and uncertainties include, but are not limited to, the risks and uncertainties described in greater detail in our filings with the Securities Exchange Commission. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2023	By:	/s/ Xun Li
	Name:	Xun Li
	Title:	Chief Financial Officer